Cue Energy Resources Limited

A.B.N. 45 066 383 971


06016694


SEC MAIL
RECEIVED
PROCESSING
SEP 07 2006
WASH., D.C.
213
SECTION

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

28 August 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dw 9/11



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Wortel - Gas Discovery

The Wortel near-field exploration well is being drilled 7km west of the Oyong oil and gas field in the Sampang PSC, offshore Indonesia.

Wortel -1 has reached a total depth of 1464 metres and wire line logging is ongoing. Initial interpretation indicates a gross gas column of 141 metres in good quality reservoir, above a gas water contact at 1383 metres.

The forward plan is to run a 7 inch liner and flow test the well.

Cue Comment

The discovery of gas at Wortel is encouraging given that Wortel is only 7 km west of the Oyong oil and gas field, where a platform has been installed and a gas pipeline is planned from the field to Grati to supply gas under an existing gas contract.

Cue expects that further comments on the significance of the discovery will be made once flow testing is completed.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	40.5% (Operator)
Singapore Petroleum Sampang Ltd	36%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10%

*Subject to finalization.

Location map is attached.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

29 August 2006

113°00'E
113°30'E
114°00'E
Java Sea
JS 26N-1
JS 19-1
KE 30-1
KE Field
Sergang-1
Bujur Tengah-1
Bujur Timur-1
Gunung Kembar-1
Sumenep-1
Sumberlantang 1
Tanjung-001
Mandala 1
Arnih Rancak 1
Durbuk-1
Prancak-1
Sumenep
Geger (Java)-1
Konang-1
Madura
Bangkalan
Lerpak Field
Jambu-1
Kecodur Barat 1
Kertegeneh Field
Puteran
Pamekasan
Sampang
Camplong-1
Gugul-1
Raja
Genteng
MW-1
9 200 000mN
Wortel-1 Proposed Location
Surabaya
Oyong Field
Madura Offshore PSC
Kruka Field
Ang-1
Ang Utr-1
Ang-3
Mng-1
Ang-2
KE-11A
Wortel
Sampang PSC
MS1-1
Herbras-1
Kuti Field
BD Field
CD-1
Maleo Field
Dukuh-1
XX-1st
Jeruk Field
KE-11E
Nyari-1
MDB-1
KE-11C
KE-11HA
Porong-1
KE-11G
28" Diameter Pipeline
Pasuruan
Madura Strait
0 10 20
Kilometres
MALAYSIA
Sumatra
INDONESIA
Java
LEGEND
Oil Field
Gas Field
Grati
Probolinggo
Besuki
750 000mE
Location